

November 26, 2014

Via E-mail
John Pescatore
Chief Executive Officer and President
Pacific DataVision, Inc.
100 Hamilton Plaza
Paterson, NJ 07505

> **Re: Pacific DataVision, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted on November 20, 2014**
> **File No. 377-00731**

Dear Mr. Pescatore:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Financial Statements for Fiscal Quarter Ended September 30, 2014</u>

<u>Note 1, Nature of Operations, page F-7</u>

1.   Referencing the $10 million Motorola investment, please explain to us the basis in the accounting literature for your accounting and disclose the nature of this investment, rights received by Motorola, restrictions, and where it is classified on the Balance Sheet at September 30, 2014. It appears this may be temporary equity (mezzanine) based on the conversion feature described on pg. 36. If cash proceeds are restricted as to withdrawal or use, please disclose and reclassify to restricted cash per ASC 210-10-45-4a and S-X Rule 5-02.1.

2.   If the Motorola investment represents a form of minority interest, please tell us and disclose the noncontrolling interest (NCI) on your Balance Sheet at September 30, 2014. Please refer to ASC 810-10-45-15 through 45-17, and 810-10-50.

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page F-9

3.   We note that you have provided an analysis of gross vs. net revenue presentation that specifically addresses the indicators of gross revenue reporting. With respect to your arrangements with the domestic carriers, please provide us with an analysis that addresses both the gross and net indicators identified in ASC 605-45-45-1 through 45-18.

4.   We note your response to comment 6. In order to further evaluate your response, with respect to each arrangement with a domestic carrier, please provide us with copies of the overarching agreement between the Company and the domestic carrier, an example of the subscriber agreement between the domestic carrier and their customer, and a license agreement between the Company and the customer.

Financial Statements for the Fiscal Years Ended March 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm, page F-17

5.   We note your response to comment 9. Please have your auditor provide an additional explanatory paragraph in its audit report describing the restatement of the previously issued financial statements pursuant to AS 6, paragraph 9.

Statements of Operations, page F-19

6.   Please label the columns for the years ended March 31, 2013 and 2014 as 'restated,' consistent with the disclosure in Note 2 on page F-23.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director